Room 1301, 13/F, Golden Centre, 188 Des Voeux Road Central, Hong Kong

December 30, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	SGOCO Group, Ltd.

Amendment No. 1 to Registration Statement on Form F-3/A
Filed December 23, 2016
File No. 333-214141

Acceleration Request

Requested Date:	January 4, 2017
Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, SGOCO Group, Ltd. (the “Company”) hereby respectfully requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above- referenced Registration Statement and declare such Registration Statement effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments, require any further information or if any questions should arise in connection with this submission, please call Mr. Jeffrey Li at (202) 298-1735 at Garvey Schubert Barer.

[Signature Page Follows]

Sincerely,

SGOCO Group, Ltd.

By:	/s/ Shi-bin Xie
Shi-bin Xie
Chief Executive Officer

cc:	Jeffrey Li, Garvey Schubert Barer